FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Report of Foreign Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

CANARC RESOURCE CORP.

Suite 301 - 700 West Pender Street, Vancouver, British Columbia, V6C 1G8

EXHIBIT LIST

99.1     Consolidated Financial Statements for the Years ended December 31, 2017, 2016 and 2015

99.2     Management Discussion and Analysis for the Years ended December 31, 2017, 2016 and 2015

99.3     Certification of Annual Filings - CEO

99.4     Certification of Annual Filings - CFO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Canarc Resource Corp.

(Registrant)

Date:  April 2, 2018
/s/ Catalin Chiloflischi
Catalin Chiloflischi
Chief Executive Officer